UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Issuer)

Common Stock, Par Value $0.0006 Per Share

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

Rachel Zhang
United Energy Group Limited
Unit 2112, 21F, Two Pacific Place,
88 Queensway, Hong Kong
(852) 2522 8287

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 22, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) United Energy Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,900,985*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,674,473**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%***
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Represents 5,900,985 shares of Common Stock issuable upon conversion of 221,877 shares of Senior Preferred Stock for which United holds irrevocable proxies.

**Represents 45,674,473 shares of Common Stock issuable upon conversion of 401,107 shares of the Senior Preferred Stock and 525,101 shares of the Junior Preferred Stock.  Both the Senior Preferred Stock and the Junior Preferred Stock are convertible to Common Stock at any time at the option of the holder of such Senior Preferred Stock and the Junior Preferred Stock.

***Based on 117,012,229 shares of Common Stock outstanding as reported by the Issuer in the Investment Agreement and 60,228,451 shares of Common Stock issuable upon conversion of (i) 482,999 shares of the Senior Preferred Stock and (ii) 710,741 shares of the Junior Preferred Stock as reported by the Issuer in the Investment Agreement.

SCHEDULE 13D

CUSIP No. 89376N 10 8	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZHANG HONGWEI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Disclaimed
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Disclaimed
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares of Common Stock disclaimed by Zhang Hongwei*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON (See Instructions) IN

*NEITHER THE FILING OF THIS SCHEDULE 13D NOR ANY OF ITS CONTENTS SHALL BE DEEMED TO CONSTITUTE AN ADMISSION THAT ZHANG HONGWEI IS THE BENEFICIAL OWNER OF ANY OF THE COMMON STOCK REFERRED TO HEREIN FOR THE PURPOSES OF SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, AND SUCH BENEFICIAL OWNERSHIP IS EXPRESSLY DISCLAIMED.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed on June 23, 2008 (the “Initial Schedule 13D,” and, together with Amendment No.1, the “Schedule 13D”), which relates to the common stock, par value $0.0006 per share (“Common Stock”), of Transmeridian Exploration Incorporated (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Initial Schedule 13D.  All items or responses not described herein remain as previously reported in the Initial Schedule 13D.

Item 4.                   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the content under the heading of “The Exchange Offer” with the following:

“The Investment Agreement provides that, at the option of United, the Issuer will cause its wholly-owned subsidiary Transmeridian Exploration Inc., a company incorporated under the laws of the British Virgin Islands (the “Senior Notes Issuer”), to commence an exchange offer pursuant to which the Senior Notes Issuer will offer to exchange its existing 12% Senior Secured Notes due 2010 (the “Senior Notes”) for the Senior Notes Issuer’s new 12% Senior Secured Notes due 2010 (the “New Notes”) and cash (the “Exchange Offer”) and a consent solicitation pursuant to which the Senior Notes Issuer will seek to amend certain items of the indenture governing the Senior Notes and related security documents (the “Consent Solicitation”).

On July 23, 2008, the Issuer caused the Senior Notes Issuer to commence the Exchange Offer and the Consent Solicitation.  In the Exchange Offer, the Issuer and the Senior Notes Issuer are offering to exchange $101 in cash (including a $30 consent payment) and $900 in principal amount of the New Notes for each $1,000 principal amount of the Senior Notes.  The New Notes will have the same guarantors, coupon payment and maturity date as the Senior Notes and will be equally and ratably secured with the Senior Notes, but will not include a right of holders to have their New Notes repurchased as a result of the Swap Closing.  The Exchange Offer is subject to, among other conditions, a minimum 90% acceptance threshold and the successful closing of the Tender Offer.

Pursuant to the Consent Solicitation, each holder of Senior Notes that gives a valid consent on or prior to the consent payment deadline of 5:00 p.m., New York City time, on August 7, 2008, unless extended, and does not withdraw such holder’s Senior Notes tendered in the Exchange Offer, will receive the $30 consent payment for each $1,000 principal amount of Senior Notes with respect to which a consent is given.  Holders that tender their Senior Notes will be required to consent to the proposed amendments to the indenture governing the Senior Notes and related security documents.  The Exchange Offer will expire at 12:00 midnight, New York City time, on August 21, 2008, unless extended.

The obligations of United under the Investment Agreement and the Purchase Agreements are subject to the completion of the Tender Offer and the Exchange Offer.”

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

               “On July 22, 2008, United and the Issuer entered into a letter agreement amending the Investment Agreement (the “Letter Agreement”).  Under the terms of the Letter Agreement, United has the right to receive additional shares of Series B-1 Convertible Preferred Stock, at a price of $100 per share, to the extent of United’s funding of the Issuer’s obligations to pay the cash consideration currently contemplated by the Issuer and United to be paid to holders of the Senior Notes in the Exchange Offer.  This obligation to issue additional shares of Series B-1 Convertible Preferred Stock is in addition to the Issuer’s obligation to issue shares of Series B-1 Convertible Preferred Stock in exchange for New Notes or Senior Notes held by United at or following the Swap Closing, or to the extent of United’s funding of the Issuer’s obligation to make a change of control offer to holders of the Senior Notes as a result of the Swap Closing.  However, the aggregate number of shares of Series B-1 Convertible Preferred Stock that may be issued in these circumstances will remain capped at 580,000 shares, in addition to the First Tranche Preferred Shares, Second Tranche Preferred Shares and warrants to purchase up to 38,653,960 shares of Common Stock to be issued at the Swap Closing.  The Letter Agreement further provides that United may elect to receive New Notes in lieu of shares of Series B-1 Convertible Preferred Stock in a principal amount equal to the total amount of such funding minus the purchase price of any Series B-1 Convertible Preferred Stock.

4

Following the Swap Closing, United will exchange any Senior Notes held by it for New Notes or shares of Series B-1 Convertible Preferred Stock subject to and in accordance with the terms of the Investment Agreement and the Letter Agreement.  The election to receive New Notes, shares of Series B-1 Convertible Preferred Stock or a combination of both is to be made by United upon five business days notice to the Issuer.”

Item 7.                     Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 8	Letter Agreement, dated June 22, 2008, by and between Transmeridian Exploration Incorporated and United Energy Group Limited.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

July 25, 2008	UNITED ENERGY GROUP LIMITED

/s/ Zhang Hongwei
Name: Zhang Hongwei
Title: Chairman and Executive Director

ZHANG HONGWEI

/s/ Zhang Hongwei

 6